

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 22, 2009

Peter A. Inverso
President and Chief Executive Officer
Roma Financial Corporation
2300 Route 33
Robbinsville, NJ 08691

> **Re:** **Roma Financial Corporation**
> **Form 10-K**
> **Filed March 9, 2009**
> **File No. 000-52000**

Dear Mr. Inverso:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel

cc: Joan S. Guilfoyle, Esq.
Malizia Spidi & Fisch, PC